Exhibit 2: Income Statement (Twelve Months Ended December 31, 2007)

		Ch$ millions		US$ millions (1)%
		31-Dec-07	31-Dec-06	31-Dec-07	31-Dec-06	Change

Net sales		628.284	586.186	1.264,4	1.179,7	7,2%

Cost of goods sold		(295.282)	(279.121)	(594,3)	(561,7)	5,8%
	% of sales	47,0%	47,6%	47,0%	47,6%

Gross profit		333.002	307.065	670,2	618,0	8,4%
	% of sales	53,0%	52,4%	53,0%	52,4%

SG&A		(231.618)	(221.475)	(466,1)	(445,7)	4,6%
	% of sales	36,9%	37,8%	36,9%	37,8%

Operating income		101.384	85.589	204,0	172,3	18,5%
	% of sales	16,1%	14,6%	16,1%	14,6%

Non-operating result
	Financial income	1.182	2.755	2,4	5,5	-57,1%
	Equity in NI of rel. companies	(1.461)	116	(2,9)	0,2	NM
	Other non-operating income	18.134	5.153	36,5	10,4	251,9%
	Amortization of goodwill	(2.718)	(3.844)	(5,5)	(7,7)	-29,3%
	Interest expense	(8.731)	(8.177)	(17,6)	(16,5)	6,8%
	Other non-operating expenses	(5.272)	(5.964)	(10,6)	(12,0)	-11,6%
	Price level restatement	(4.434)	(443)	(8,9)	(0,9)	899,8%
	Currency exchange result	(88)	(237)	(0,2)	(0,5)	-62,9%
	Total	(3.387)	(10.643)	(6,8)	(21,4)	-68,2%

Income before taxes		97.997	74.947	197,2	150,8	30,8%
	Income taxes	(16.668)	(15.288)	(33,5)	(30,8)	9,0%
	Tax rate	17,0%	20,4%	17,0%	20,4%

Minority interest		(2.180)	253	(4,4)	0,5	NM

Amort. of negative goodwill		50	53	0,1	0,1	-5,0%

Net income		79.199	59.964	159,4	120,7	32,1%
	% of sales	12,6%	10,2%	12,6%	10,2%

Earnings per share		248,66	188,27	0,50	0,38	32,1%
Earnings per ADR		1.243,30	941,35	2,50	1,89

Weighted avg. shares (millions)		318,5	318,5	318,5	318,5

Depreciation		44.819	44.562	90,2	89,7	0,6%
Amortization		588	620	1,2	1,2	-5,2%
EBITDA		146.791	130.772	295,4	263,2	12,2%
	% of sales	23,4%	22,3%	23,4%	22,3%

Capital expenditures		53.219	44.008	107,1	88,6	20,9%

(1) Exchange rate: US$1.00 = Ch$496.89